Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We consent to the incorporation by reference in the registration statement (No. 333-138528) on Form F-3 of Turkcell Iletisim Hizmetleri A.S. of our report dated April 26, 2010, with respect to the consolidated statement of financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2009, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2009, which report appears in the December 31, 2010 annual report on Form 20-F of Turkcell Iletisim Hizmetleri A.S.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Müsavirlik A.S.

April 18, 2011

Istanbul, Turkey